Exhibit 4.3

DESCRIPTION OF CAPITAL STOCK

General

Pure Bioscience, Inc. (“we,” “us,” and “our”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended - our common stock, $0.01 par value per share.

The following information describes our capital stock, as well as certain provisions of our Certificate of Incorporation and Bylaws. The summary does not purport to be complete and is qualified in its entirety by reference to our Certificate of Incorporation and Bylaws, copies of which have been filed as exhibits to our public filings with the Securities and Exchange Commission.

Our authorized capital stock consists of 150,000,000 shares of common stock and 5,000,000 shares of preferred stock with a $0.01 par value per share, all of which shares of preferred stock are undesignated. Our board of directors may establish the rights and preferences of the preferred stock from time to time. As of October 28, 2022, there were 111,356,473 shares of common stock issued and outstanding, held of record by 219 stockholders, although we believe that there may be a significantly larger number of beneficial owners of our common stock. We derived the number of stockholders by reviewing the listing of outstanding common stock recorded by our transfer agent as of October 27, 2022.

Common Stock

The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available, subject to preferences that may be applicable to preferred stock, if any, then outstanding. In the event of a liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Our common stock is approved for quotation on the OTC Markets’ OTCQB marketplace under the symbol “PURE.” The transfer agent and registrar for the common stock is Transfer Online, Inc. Its address is 512 SE Salmon St. Portland, OR 97214, and its telephone number is (503) 227-2950.

Preferred Stock

Pursuant to our Certificate of Incorporation, our Board of Directors has the authority, without further action by our stockholders (unless such stockholder action is required by applicable law), to designate and issue up to 5,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the designations, powers, preferences and rights of the shares of each wholly unissued series, and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. Preferred stock could be issued quickly with terms designed to delay or prevent a change in control of the Company or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock.

Anti-takeover effects of provisions of our Certificate of Incorporation, our Bylaws and Delaware law

Certificate of Incorporation and Bylaws

Because our stockholders do not have cumulative voting rights in the election of directors, stockholders holding a majority of the shares of common stock represented in person or by proxy at a duly called stockholder meeting will be able to elect all of our directors. Our Board of Directors will be able to elect a director to fill a vacancy created by the expansion of the Board or due to the resignation, death or departure of an existing member of the Board. Our Certificate of Incorporation and Bylaws also provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only the Board of Directors, Chairman of the Board or Chief Executive Officer may call a special meeting of stockholders. In addition, our Bylaws include a requirement for the advance notice of nominations for election to our Board of Directors or for proposing matters that can be acted upon at a stockholders’ meeting. As described above, our Certificate of Incorporation also provides for the ability of the Board of Directors to issue, without stockholder approval, up to 5,000,000 shares of preferred stock with terms set by the Board of Directors, which rights could be senior to those of our common stock and which terms could be designed to delay or prevent a change in control of the Company or make removal of management more difficult.

The foregoing provisions may make it difficult for our existing stockholders to replace our Board of Directors, as well as for another party to obtain control of the Company by replacing our Board of Directors. In addition, the authorization of undesignated preferred stock makes it possible for the Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change the Company’s control. Further, our Certificate of Incorporation and Bylaws provide that we will indemnify our directors and officers against liabilities, losses and expenses incurred or suffered in investigations and legal proceedings resulting from their services for us, which may include service in connection with takeover defense measures.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law or the DGCL regulating corporate takeovers. Under Section 203 of the DGCL, a Delaware corporation is prohibited from engaging in a “business combination” with an “interested stockholder” for three years following the date that such person or entity becomes an interested stockholder. With certain exceptions, an interested stockholder is a person or entity that owns, individually or with or through other persons or entities, fifteen percent (15%) or more of the corporation’s outstanding voting stock (including rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and also stock as to which the person has voting rights only). The three-year moratorium imposed by Section 203 on business combinations does not apply if:

●	Prior to the date on which the interested stockholder becomes an interested stockholder, the board of directors of the corporation approves either the business combination or the transaction that resulted in the person or entity becoming an interested stockholder;

●	Upon consummation of the transaction that makes the person or entity an interested stockholder, the interested stockholder owns at least eighty-five percent (85%) of the corporation’s voting stock outstanding at the time the transaction commenced (excluding, for purposes of determining voting stock outstanding, shares owned by directors who are also officers of the corporation and shares held by employee stock plans that do not give employee participants the right to decide confidentially whether to accept a tender or exchange offer); or

●	On or after the date the person or entity becomes an interested stockholder, the business combination is approved both by the board of directors and by the stockholders at a meeting by sixty-six and two-thirds percent (66 2/3%) of the outstanding voting stock not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, lease, exchange, mortgage, transfer, pledge or other disposition of 10% or more of either the assets or outstanding stock of the corporation involving the interested stockholder;

●	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

●	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines interested stockholder as an entity or person who, together with affiliates and associates, beneficially owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not “opted out” and do not plan to “opt out” of these provisions. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

The provisions of Delaware law and our Certificate of Incorporation and Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.